Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of PowerUp Acquisition Corp. (the “Company”) on Form S-1 of our report dated March 16, 2021, except for Note 1, Note 2, Note 5, Note 7 and Note 8, as to which the date is December 29, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of PowerUp Acquisition Corp. as of March 5, 2021 and for the period from February 9, 2021 (inception) through March 5, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 29, 2021